Mail Stop 4561

December 11, 2008

James C. Fields, President and CEO
LocatePLUS Holdings Corporation
100 Cummings Center
Suite 235M
Beverly, MA 01915

> **Re: LocatePLUS Holdings Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed December 8, 2008**
> **File No. 000-49957**

Dear Mr. Fields:

    We have reviewed your revised filing and response letter, and have the following comments.

General

1.   You have stated that the removal of certain directors that will result from the proposed reconstitution of your board is consistent with Delaware law and your organizational documents. We note in this regard that it appears that the company currently has a classified board. Accordingly, please explain to us how the proposed removal of certain directors is consistent with Section 141(k) of the Delaware General Corporation Law. Furthermore, we are unable to locate in your certificate of incorporation or bylaws authorization for a classified board. Please explain to us how the classification of your board comports with Section 141(d) of the Delaware General Corporation Law. Revise your proxy statement as necessary to disclose any inconsistencies between actions that you have taken or are proposing, on the one hand, and Delaware law or your organizational documents, on the other.

2.   Revised disclosure in your proxy statement indicates that your board elected George Isaac as a director on December 1, 2008, but the company has not filed a current report on Form 8-K announcing Mr. Isaac's election. Please file such a Form 8-K, or tell us in your response letter why you believe you are not required to do so. We refer you to Item 5.02(d) of Form 8-K.

Proposal No. 3 – To Ratify All Actions Taken and Things Done by the Board of Directors…, page 12

3.   We note your response to prior comment 4 from our letter of December 5, 2008. Please expand the discussion of proposal no. 3 in your proxy statement to enumerate the actions taken by your board of directors since October 31, 2008, for which you are seeking shareholder ratification. Although disclosure elsewhere in the proxy filing may address each of the board actions you are asking shareholders to ratify, these actions should nonetheless be set forth with specificity in the discussion of the applicable proposal so that it is clear to shareholders what they are being asked to approve.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (617) 227-3709
        Geoffrey T. Chalmers, Esq.